SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
  __________________________________________________
FORM 11-K
  __________________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2015.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to

Commission file number: 001-35780
 __________________________________________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bright Horizons 401(k) Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bright Horizons Family Solutions Inc.
200 Talcott Avenue South
Watertown, MA 02472

BRIGHT HORIZONS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrator and Trustee of the Bright Horizons 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Bright Horizons 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Bright Horizons 401(k) Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Gray, Gray & Gray, LLP
Canton, Massachusetts
June 15, 2016

t

BRIGHT HORIZONS 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
ASSETS
Investments, at fair value:
Pooled separate accounts	$138,444,126	$131,931,448
Mutual fund	15,657,574	17,096,018
Company stock fund	1,280,226	458,431
Total investments	155,381,926	149,485,897
Investment contract, at contract value	36,463,215	36,109,189
Contributions receivable	—	1,411
Notes receivable from participants	3,962,441	4,109,444
TOTAL ASSETS	195,807,582	189,705,941

LIABILITIES
Excess contributions refundable	356,168	269,178
TOTAL LIABILITIES	356,168	269,178
NET ASSETS AVAILABLE FOR BENEFITS	$195,451,414	$189,436,763

See notes to financial statements.

BRIGHT HORIZONS 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2015

ASSETS
Additions
Investment income:
Interest and dividends	$2,709,994
Net depreciation in fair value of investments	(1,156,788)
Total investment income	1,553,206

Interest earned on notes receivable from participants	173,628

Contributions:
Participant deferrals	13,457,622
Participant rollovers	2,542,439
Employer	2,522,288
Total contributions	18,522,349
Total additions	20,249,183
Deductions
Benefits paid to participants	14,158,587
Deemed distributions of notes receivable from participants	14,027
Administrative expenses	61,918
Total deductions	14,234,532

NET INCREASE	6,014,651
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	189,436,763
End of year	$195,451,414

See notes to financial statements.

BRIGHT HORIZONS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. DESCRIPTION OF THE PLAN

The following description of the Bright Horizons 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more comprehensive description of the Plan’s provisions.

General - The Plan is a defined-contribution plan that is available to eligible U.S. based employees of Bright Horizons Children's Centers LLC (the “Plan Sponsor”), and any eligible affiliated company, except for employees residing in Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Administration - The Plan is administered by Bright Horizons Children's Centers LLC which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan. The Plan Administrator has engaged a third party, Massachusetts Mutual Life Insurance Company (“MassMutual”), to provide recordkeeping and administrative services.

Eligibility - Employees are eligible to participate in the Plan after completion of 60 days and 160 hours of service within those 60 days or completion of one year of service and 1,000 hours or 1,000 hours in a calendar year thereafter, provided they are then at least 20.5 years of age. However, participants are not eligible to receive employer contributions until completion of one year of service.

Contributions - Participants are permitted to contribute up to 50% of pretax compensation (as defined in the Plan) up to a maximum not to exceed amounts allowable under current income tax regulations. Catch-up contributions are permitted for participants reaching age 50 during the plan year.

Employer matching contributions are made at the discretion of the Board of Directors of Bright Horizons Family Solutions Inc. (the "Company") to participants who have completed one year of service. For the year ended December 31, 2015, the Company contributed an amount equal to 25% of the participants' contributions up to 8% of the participants' compensation contributed by the participant for each of the bi-weekly pay periods. The Company may also make an additional discretionary contribution, as determined annually by the Company. For the plan years ended December 31, 2015 and 2014, the Company did not make any additional discretionary contributions.

Vesting - Employees are immediately vested in their own contributions and related earnings. Company contributions to participants and earnings thereon are 20% vested after the second year of employment and 20% for each year thereafter, such that a participant is 100% vested after six years of continued employment. A vested year is one in which a participant works a minimum of 1,000 hours between January 1st and December 31st.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and earnings (losses) thereon and an allocation of the Company’s contributions and Plan earnings. Allocations of earnings (losses) are based on account balances, as defined in the Plan. Employer discretionary contributions are allocated based on employee compensation amounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Forfeitures - The distribution and allocation of forfeited Company discretionary and matching contributions are first made available to reinstate previously forfeited Company discretionary or matching contributions of account balances for rehired former participants provided certain provisions in the Plan Agreement are met. The remaining forfeitures are used to reduce Company matching contributions or to reduce Plan expenses for the plan year in which such forfeitures occur. At December 31, 2015 and 2014, forfeited non-vested accounts totaled $416,967 and $348,701, respectively. Forfeitures in the amount of $126,224 were used to reduce Company matching contributions during 2015.

Payment of Benefits - On termination of service due to death, disability or retirement, each participant is entitled to 100% of his or her account balance. Upon termination of employment for reasons other than death, disability, or retirement, each participant is entitled to distributions based upon the vested portion of his or her account valuation determined as of the day the participant terminates employment. In addition, participants can withdraw their deferred compensation balance in the event of certain hardship circumstances, as defined in the Plan. Payment of benefits is made in one lump sum amount.

Notes Receivable from Participants - Participants may borrow a minimum of $1,000 and a maximum of the lesser of 50% of their vested account balance or $50,000. Interest rates on these loans are at prime, plus 1% and the interest rates for outstanding

BRIGHT HORIZONS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

loans currently range from 4.25% to 9.25%. Loans must be repaid within five years, unless the loan is taken for the purchase of a primary residence, which may be repaid over a period not to exceed 30 years. Participants repay principal and interest through payroll deductions. If participants are terminating or retiring, they will have the choice of repaying the loan or having the loan offset from their account. The offset loan amount will be considered a taxable distribution.

Investment Options - Participants direct the investment of their contributions into various investment options offered by the Plan.
2. SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The financial statements and supplemental schedules have been prepared to satisfy the reporting and disclosure requirements of ERISA.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

The Bright Horizons Stock Fund (the "Fund") is tracked on a unitized basis. The Fund consists of Bright Horizons Family Solutions Inc. common stock and cash investments used to cover the Fund's daily cash needs. The value of a unit reflects the combined market value of Bright Horizons Family Solutions Inc. common stock and the cash investments held by the Fund. As of December 31, 2015, the Fund held 17,885 shares of Bright Horizons Family Solutions Inc. common stock with an aggregate value of $1,200,306 and cash investments of $79,920.

Use of Estimates - The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition - Investments are reported at fair value except for fully benefit-responsive investment contracts which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefits paid to participants are recorded when paid.

Administrative Expenses - Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded in the accompanying statement of changes in net assets available for benefits as deductions. Other expenses incurred in the administration of the Plan are paid by the Company.

Plan Termination - Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

Uncertain Tax Positions - US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2012.

BRIGHT HORIZONS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant loans are reclassified as distributions based upon the terms of the Summary Plan Description.

Recent Accounting Pronouncements - In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient.  Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied will continue to be included in the fair value hierarchy along with the related required disclosures. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, and is to be applied retrospectively, with early adoption permitted.
In July 2015, the FASB released ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”). This amendment removes the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value. Under the amendment, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value. In addition, this amendment simplifies the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose: (a) individual investments that represent 5% or more of net assets available for benefits, (b) net appreciation (depreciation) by individual investment type, and (c) investment information disaggregated based on the nature, characteristics and risks. The requirement to disaggregate participant-directed investments within a self-directed brokerage account has also been eliminated. Self-directed brokerage accounts should be reported as a single type of investment. The amendment also allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II should be applied retrospectively, while Part III should be applied prospectively.
The Plan elected to early adopt ASU 2015-07 and the applicable parts of ASU 2015-12. Accordingly, the Plan’s statements of net assets available for benefits and notes to the financial statements reflect the amended disclosure requirements on a retrospective basis.
3. INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan entered into a fully benefit-responsive investment contract with MassMutual. MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Since this contract meets the fully benefit-responsive contract criteria, the contract is included in the financial statements at contract value as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 3.00%. Such interest rates are reviewed on a semi-annual basis for resetting. The crediting interest rate was 3.40% and 3.30% as of December 31, 2015 and 2014, respectively.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include, but may not be limited to the following: (1) temporary absence; (2) change in position or other occurrence qualifying as a temporary break in service under the Plan; (3) transfer or other change of position resulting in employment by an entity controlling, controlled by, or under other common control with the employer; (4) cessation of an employment relationship resulting from a reorganization, merger, layoff or the sale or discontinuance of all or any part of the Plan Sponsor's business; (5) removal from the Plan of one or more groups or classifications of participants; (6) partial or complete Plan termination; or (7) Plan disqualification. The Plan Sponsor does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

BRIGHT HORIZONS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

4. TAX STATUS
On May 11, 2009, the IRS stated that the prototype adopted by the Plan, as then designed, qualifies under Internal Revenue Code (“IRC”) Section 401(a). The Plan has not received a determination letter specific to the Plan itself; however, the Plan Sponsor and the Plan’s tax counsel believes that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
5. PARTY-IN-INTEREST TRANSACTIONS
The Plan engages in investment transactions with funds managed by the trustee, MassMutual. The total fees paid by the Plan to MassMutual during 2015 amounted to $61,918. At December 31, 2015, the Plan held 17,885 shares of Company common stock. These transactions qualify as exempt party-in-interest transactions and are allowable under ERISA.
6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$195,451,414	$189,436,763
Excess contributions refundable	356,168	269,178
Employee contribution receivable	—	(1,132)
Employer contribution receivable	—	(279)
Accrued interest on notes receivable from participants	1,296	7,169
Net assets per Form 5500	$195,808,878	$189,711,699

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2015:

Net increase in net assets available for benefits per the financial statements	$6,014,651
Excess contributions refundable at December 31, 2015	356,168
Excess contributions refundable at December 31, 2014	(269,178)
Employer contribution receivable at December 31, 2014	279
Employee contribution receivable at December 31, 2014	1,132
Decrease in accrued interest on notes receivable from participants	(5,873)
Net income per the Form 5500	$6,097,179
7. FAIR VALUE MEASUREMENTS
FASB Accounting Standards Codification 820, Fair Value Measurement and Disclosures ("ASC 820"), provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -	Inputs to the valuation methodology include:

•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

BRIGHT HORIZONS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored.  Changes in economic conditions or valuation techniques may require the transfer of investment from one fair value level to another.  In such instances, the transfer is reported at the end of the reporting period.  Management evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2015, there were no significant transfers in or out of Levels 1, 2, or 3.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual fund: Valued at the unit value calculated based on the observable net asset value (“NAV”) of the underlying investments.

Pooled separate accounts: Valued at the unit value based on the NAV of the underlying mutual fund at year end.

The Bright Horizons Stock Fund: The fund is a unitized stock fund that consists of Bright Horizons Family Solutions Inc. common stock and investments in a temporary investment fund to provide liquidity for daily trading. Fair value is based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means. These investments are classified within Level 2 of the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy where applicable, the Plan’s assets at fair value as of December 31, 2015 and 2014:

	2015
	Level 2	Total
Bright Horizons Stock Fund	$1,280,226	$1,280,226
Investments measured at NAV*
Pooled separate accounts		138,444,126
Mutual fund		15,657,574
Total investments at fair value	$1,280,226	$155,381,926

	2014
	Level 2	Total
Bright Horizons Stock Fund	$458,431	$458,431
Investments measured at NAV*
Pooled separate accounts		131,931,448
Mutual fund		17,096,018
Total investments at fair value	$458,431	$149,485,897

* Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this footnote are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

BRIGHT HORIZONS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Fair Value of Investments in Entities that Use NAV
The following table summarizes investments measured at fair value based on net asset value per share as of December 31, 2015 and 2014, respectively.

	2015
Investment	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Mutual fund	$15,657,574	None	Daily	None	None
Pooled separate accounts	$138,444,126	None	Daily	None	None

	2014
Investment	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Mutual fund	$17,096,018	None	Daily	None	None
Pooled separate accounts	$131,931,448	None	Daily	None	None
8. PLAN REIMBURSEMENT ACCOUNT
As part of the recordkeeping and administrative service fee arrangement with MassMutual, MassMutual agrees to reimburse to the Plan investment fund related revenue received by MassMutual that is in excess of the agreed upon service fee structure. The reimbursement amounts, if any, are paid to the Plan in a Plan reimbursement account. Investment fund related revenue received by MassMutual typically includes Rule 12b-1 fees and service fees paid by the fund or the fund’s affiliates. The Plan reimbursement account may be used by the Plan to pay direct and necessary expenses of the Plan. Plan reimbursements amounted to $53,600 for the year ended December 31, 2015.
9. SUBSEQUENT EVENTS
The Company has evaluated subsequent events through June 15, 2016, the date the financial statements were available to be issued and has determined there are no subsequent events to be reported.

SUPPLEMENTAL SCHEDULE

BRIGHT HORIZONS 401(k) PLAN
EIN: 04-2949680, PLAN: 001
DECEMBER 31, 2015

FORM 5500, SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
*	Massachusetts Mutual Life Insurance Company	MassMutual Group Annuity Contract - Fixed Fund	**	$36,463,215
*	Massachusetts Mutual Life Insurance Company	Northern Trust S&P 500 Index	**	23,880,556
*	Massachusetts Mutual Life Insurance Company	Babson Premier Discipline Growth	**	22,460,030
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price New Horizons Fund (SIA-W4)	**	19,892,560
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price Retirement 2030	**	16,693,642
	RidgeWorth	Large Cap Value Equity I	**	15,657,574
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price Retirement 2020	**	10,810,414
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price Retirement 2040	**	10,091,155
*	Massachusetts Mutual Life Insurance Company	American EuroPacific Growth	**	9,195,370
*	Massachusetts Mutual Life Insurance Company	Vanguard Small Cap Index	**	7,270,363
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price Retirement 2050	**	6,575,633
*	Massachusetts Mutual Life Insurance Company	Babson Premier Diversified Bond (SIA-P)	**	5,348,538
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price Retirement 2010	**	2,513,558
*	Massachusetts Mutual Life Insurance Company	Northern Mid Cap Index	**	1,953,839
*	Massachusetts Mutual Life Insurance Company	Goldman Sachs Mid Cap Value	**	903,100
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price Retirement Income	**	855,368
*	Bright Horizons	Company Stock	**	1,280,226
*	Participant Loans	Rates from 4.25% to 9.25%, maturities ranging from 2016 to 2044	—	3,963,737
				$195,808,878

*	Represents party-in-interest to the Plan.
**	Cost omitted for participant-directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRIGHT HORIZONS 401(k) PLAN
Date:	June 15, 2016	By:	/s/ Elizabeth Boland
Elizabeth Boland
Chief Financial Officer

EXHIBITS

Exhibit Number	Description
23.1*	CONSENT OF GRAY, GRAY AND GRAY, LLP
*	Exhibit filed herewith.